Exhibit 99.82

Press Release

for immediate release

PROMETIC CLOSES ITS EXTENSION OF DEBT MATURITIES TO 2024

•	Maturity Dates of the Line of Credit and Long-Term (OID) Loans extended to September 2024

•	One of a number of measures underway to extend cash runway

•	Significant reduction in R&D costs of up to $30 million in 2019

LAVAL, QUEBEC, CANADA, – November 14, 2018 – Prometic Life Sciences Inc. (TSX: PLI) (OTCQX: PFSCF) (“Prometic” or the “Corporation”) announced today that it has closed the transaction previously disclosed on October 29, 2018 with Structured Alpha LP (SALP), an affiliate of Peter J. Thomson’s investment firm, Thomvest Asset Management Inc., extending the maturity dates of its USD $80 million (CAD $100 million) line of credit and Original Issue Discount Notes (collectively the “Debt”) to September 2024.

“As previously stated, the extension of the maturity dates of the Debt is part of a series of initiatives being pursued to extend our cash runway to enable us to close the gap between the fundamental enterprise value we have built and our current market valuation”, said Pierre Laurin, Prometic’s President and CEO. “Having successfully completed our pivotal phase 3 clinical programs for IVIG and Ryplazim™ (plasminogen), we will be making a significant reduction in R&D costs of up to $30 million in 2019 compared to this year. The combination of additional cost-control measures and expected growth in revenues in 2019 will further contribute to reducing Prometic’s burn rate going forward. We will also further strengthen our financial position through the closing of commercial partnerships and equity-related initiatives”.

The Transaction reflects the terms previously disclosed by Prometic. As a result of the transaction, the maturity dates of the Debt have been extended to September 2024. Interest will continue to be paid quarterly on the Line of Credit. There will be no additional interest charges in relation to the Original Issue Discount Notes until their original maturity date of July 31, 2022. As of July 31, 2022, said notes will be restructured into cash paying loans bearing an annual interest rate of 10%.

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As previously disclosed, as part of the consideration for the extension of the maturity dates for the Debt, Prometic will cancel 100,117,594 existing warrants and grant new warrants to SALP, bearing a term of 8 years and exercisable at a per share price equal to $1.00. The exact number of warrants to be granted will be set at a number that will result in SALP having a 19.99% fully-diluted ownership level in Prometic upon grant of the warrants to be completed no later than December 27, 2018.

About Thomvest Asset Management Inc. And Structured Alpha LP

Thomvest Asset Management Inc. is a Toronto-based investment management firm controlled by Peter J. Thomson. Structured Alpha LP is an affiliate of Thomvest Asset Management Inc. that makes structured investments in companies that leverage disruptive technologies and business models to pursue high-growth commercial opportunities. We are committed to the success of our entrepreneur partners. The capital we invest is our own, enabling us to be more creative, flexible, strategic and patient than most investors. It takes time to build great companies and Thomvest and its affiliates are committed to supporting its entrepreneurs throughout their journey. To learn more about Thomvest, please visit us at www.thomvest.com.

About Prometic Life Sciences Inc.

Prometic (www.prometic.com) is a publicly traded (TSX symbol: PLI) (OTCQX symbol: PFSCF) biopharmaceutical corporation with two drug discovery platforms focusing on unmet medical needs. The first platform (small molecule therapeutics) stems from the discovery of two receptors which we believe are at the core of how the body heals: namely, promoting tissue regeneration and scar resolution as opposed to fibrosis. One of the lead drug candidates emerging from this platform, PBI-4050, is expected to enter pivotal phase 3 clinical trials for the treatment of Idiopathic Pulmonary Fibrosis (IPF). The second drug discovery and development platform (plasma-derived therapeutics) leverages Prometic’s experience in bioseparation technologies used to isolate and purify biopharmaceuticals from human plasma. The Corporation’s primary goal with respect to this second platform is to address unmet medical needs with therapeutic proteins not currently commercially available, such as Ryplazim™ (plasminogen). We are also leveraging this platform’s higher recovery yield potential to advance established plasma-derived therapeutics such as Intravenous Immunoglobulin (IVIG). The Corporation also provides access to its proprietary bioseparation technologies to enable pharmaceutical companies in their production of non-competing biopharmaceuticals. Recognized as a bioseparations expert, the Corporation derives revenue from this activity through sales of affinity chromatography media which contributes to offset the costs of its own R&D investments.

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We are headquartered in Laval, Quebec (Canada) and have R&D facilities in Canada, the United Kingdom (“UK”) and the United States (“USA”), manufacturing facilities in Canada and the Isle of Man and corporate and business development activities in Canada, the USA, and Europe.

Forward Looking Statements

This press release contains forward-looking statements about Prometic’s objectives, strategies and businesses that involve risks and uncertainties. These statements are “forward-looking” because they are based on our current expectations about the markets we operate in and on various estimates and assumptions. Actual events or results may differ materially from those anticipated in these forward-looking statements if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. Such risks and assumptions include, but are not limited to, Prometic’s ability to develop, manufacture, and successfully commercialize value-added pharmaceutical products, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of Prometic to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. You will find a more detailed assessment of the risks that could cause actual events or results to materially differ from our current expectations in Prometic’s Annual Information Form for the year ended December 31, 2017 under the heading “Risk and Uncertainties related to Prometic’s business”. As a result, we cannot guarantee that any forward-looking statement will materialize. We assume no obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason, unless required by applicable securities laws and regulations. All amounts are in Canadian dollars unless indicated otherwise.

For further information please contact:

Corporate Contacts:

Pierre Laurin

President and CEO

Prometic Life Sciences Inc.

p.laurin@prometic.com

450.781.0115

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Frederic Dumais

Senior Director, Communications & Investor Relations

Prometic Life Sciences Inc.

f.dumais@prometic.com

450-781-0115

Investor Contact:

Bob Yedid

LifeSci Advisors

bob@lifesciadvisors.com

646-597-6989

Media Contact:

Matt Middleman, M.D.

LifeSci Public Relations

matt@lifescipublicrelations.com

646-627-8384

4    Press Release for immediate release